

June 7, 2012

Via E-mail
The Toronto-Dominion Bank
Colleen Johnston
Group Head Finance and Chief Financial Officer
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario, Canada M5K 1A2

> **Re:** **The Toronto-Dominion Bank**
> **Form 40-F for the Fiscal Year Ended October 31, 2011**
> **Filed December 1, 2011**
> **Forms 6-K**
> **Filed May 24, 2012**
> **File No. 1-14446**

Dear Ms. Johnston:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 40-F for Fiscal Year Ended October 31, 2011

Exhibit 2 – Management's Discussion and Analysis

General

1.   Please revise future filings to present the return on assets, dividend payout ratio, and equity to asset ratio for the last three fiscal years in accordance with Item VI of Industry Guide 3.

Table 8: Analysis of Change in Net Interest Income, page 9

2.   Please revise future filings to disaggregate the changes in net interest income by each major category of interest-earning asset and interest-bearing liability as required by Item I.C of Industry Guide 3.

Risk Factors That May Affect Future Results, page 58

Changes in Laws and Regulations, and Legal Proceedings, page 59

3.   We note your discussion on page 59 of the risks presented to the company by the "unprecedented and considerable change to laws and regulations applicable to financial institutions and the financial industry." Please expand your disclosure to reference the specific laws and regulations which have impacted or are expected to impact the company in the near future, and tailor your discussion to the company itself. Also, please provide a separately captioned risk factor discussing any risks presented by material litigation and pending legal proceedings. The discussion should identify any material litigation and proceeds and discuss the potential consequences of an adverse outcome.

Managing Interest Rate Risk, page 71

4.   We note the disclosure that you measure interest rate risk using various interest rate "shock" scenarios to estimate the impact of changes in interest rates on both your annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). We also note you have set overall limits on the EaR and EVaR based on a 100bps adverse interest rate shock, and you present the results of these "shock" scenarios in Tables 52 and 53. Please address the following in your future filings with respect to your interest rate risk models:

   •   Discuss in greater detail the simulation(s) or model(s) you use to generate interest rate "shock" scenarios that estimate the impact in interest rates to EaR and EVaR. Disclose the inputs and assumptions used for each model and the similarities and whether any inputs and assumptions other than the interest rate were changed under each scenario.

- Provide context as to how investors should view these outputs from your interest rate risk models. For example, disclose the metrics to which management compares the output of each model, expand your disclosure on the limits management has set on the EVaR and EaR and their procedures for addressing any breaches of the internal limits for the modeled outputs, and discuss whether any breaches of the internal limits have occurred during the periods presented.

Liquidity Risk, page 73

5.   We note your liquidity disclosures here and those in your Second Quarter 2012 Report to Shareholders beginning on page 34. We note you perform stress tests to determine your ability to fund operations on a fully secured basis for a period of up to one year and you have contingency plans in place in the event of a specific local liquidity crisis. Please revise your future filings to address the following regarding your liquidity disclosures in order to provide greater transparency for the reader:

- More clearly identify, discuss, and quantify the sources of liquidity that you routinely access and utilize.

- More clearly discuss the sensitivity of your various sources of liquidity to market conditions and fluctuations.

- Clearly differentiate the liquidity sources available and accessed on a routine basis from those on which you plan to rely on in a stress scenario, such as those defined in your liquidity contingency plan.

- Revise your quantification of your surplus liquid-asset positions to disclose the average amount held during the periods presented.

- We note your disclosure on page 75 of Exhibit 2 of your Form 40-F that you have $18 billion of assets that are deposited for the purpose of participating in clearing and payment systems and depositories or so you can have access to the facilities of central banks in foreign jurisdictions. Please revise future filings to discuss the facilities of central banks in both foreign and domestic jurisdictions that are available to you and that you rely on as part of your liquidity plan.

Contractual Obligations, page 75

6.   We note that your table of contractual obligations appears to exclude the related interest expense on your interest-bearing deposits and subordinated notes and debentures, which appears to be significant based on your disclosure of interest expense on your consolidated statement of income and interest paid during the year on your consolidated statement of cash flows. Please revise this table in future filings to include estimated

interest payments on your interest-bearing deposits and subordinated notes and debentures and disclose any assumptions you made to derive these amounts. Please ensure that your estimated interest payments consider any fixed interest rate payments on interest rate swaps or similar derivatives you use to manage interest rate risk on your long-term debt.

Valuation of Goodwill and Other Intangibles, page 83

7.   We note your disclosure that the carrying values of your reporting units are determined by management using economic capital models to adjust net assets and liabilities by reporting unit. You state that these models consider various factors including market risk, credit risk, and operational risk, and the models are designed to produce the equity capital a reporting unit would have if it was a stand-alone entity. Please tell us and revise future filings to address the following:

- Clarify in further detail your capital allocation methodology used to determine the carrying value of your reporting units. For example, tell us whether you allocate your shareholders' equity to your reporting units on a pro rata basis using assigned economic capital as a basis for allocation or whether you simply use the economic capital assigned to the reporting unit.

- To the extent the total capital required to support all of your reporting units' activities is more or less than the total shareholders' equity of the company, please quantify the difference and explain how you account for any difference.

- We note your Capital Management Committee reviews your allocation of economic capital to the reporting units. Tell us the extent you review these capital allocations with your Board of Directors or regulators as well.

Form 6-K Filed on May 24, 2012

Exhibit 99.2 Second Quarter 2012 Report To Shareholders

Credit Portfolio Quality, page 24

8.   You disclose here that during the quarter ended April 30, 2012, certain refinements were made to your methodology for calculating the allowance for incurred but not identified credit losses. Based on your disclosures it appears that the resulting gross impact of the refinement in your methodology is included in the net reduction to the allowance for incurred but not identified credit losses for the quarter of C$59 million as disclosed on page 22. Please tell us and revise your future filings to quantify the full impact of the methodology change itself and to more clearly describe the nature of the refinement. To

the extent that other factors besides the methodology refinement are included in the net reduction to this portion of the allowance, please clarify the nature and amount of such factors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director